SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 0-8909
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(Check one)

[X]  Form 10-K and Form 10-KSB   [ ] Form 11-K

[ ]  Form 20-F    [ ]  Form 10-Q and Form 10-QSB       Form N-SAR

For period ended   December 31, 1997
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[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

For the transition period ended________________________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: not applicable
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Emergent Group, Inc.
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Former name if applicable   not applicable
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Address of principal executive officer (STREET AND NUMBER)
15 South Main Street,
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Suite 750 City, state and zip code Greenville, South Carolina 29601
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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Emergent Group, Inc. (the "Company") could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "10-K") within the prescribed time period (i.e. by March 31, 1998) without unreasonable effort and expense because (1) it believed it would receive no-action relief from the Securities and Exchange Commission (the "Commission") in response to a January 20, 1998 no-action request exempting it from including in its 10-K individual audited financial statements for its subsidiaries that were partially-owned at times during fiscal year 1997, and (2) its partially-owned subsidiary Sterling Lending Corporation ("Sterling"), was not subject to a full individual independent audit by outside accountants in fiscal year 1996 (the first year of Sterling's existence), and such an audit of Sterling cannot be completed within the prescribed time period for filing the 10-K.

         The Company is required to include individual audited financial statements of Sterling in its periodic reports as a result of Sterling's guarantee (the "Guarantee") of the Company's 10-3/4% Senior Notes, due 2004, Series B (the "Notes"), which Notes and Guarantee, as well as the guarantees of 11 other subsidiaries of the Company, were registered with the Commission on Form S-4, filed on November 3, 1997 (Commission File Number 333-39339). Sterling is an 80%-owned subsidiary of the Company. The President and Executive Vice President of Sterling, who are also directors of Sterling, each own 10% of Sterling's common stock. Sterling has no periodic reporting obligation resulting solely from the issuance of its common stock. Sterling has incurred the obligation to file periodic reports under Section 15(d) of the Act only as a result of its Guarantee.

         The Commission, through prior no-action relief, has permitted subsidiary guarantors that are similarly-situated to Sterling to file abbreviated reports on Form 10-K pursuant to General

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Instruction I thereof so long as individual audited financial statements of non-wholly-owned subsidiary guarantors and certain condensed consolidating financial information regarding such subsidiary guarantors are included in their parent's periodic reports. Because of the unique minority ownership of Sterling, however, the Company and its subsidiary guarantors, including Sterling, have respectfully requested, in a no-action letter, that the the Company not be required to include separate financial statements of Sterling in its periodic reports and that the Commission excuse Sterling from its obligation to file any individual periodic reports so long as certain financial information regarding Sterling is included in the periodic reports of the Company. The no-action request was received by the Commission on January 21, 1998.

         The Company expected to receive a reply to the request prior to the filing deadline for the 10-K. The Office of Chief Counsel of the Commission's Division of Corporate Finance (the "Office of Chief Counsel") advised the Company's counsel in a telephone conversation on March 16, 1998 that the Commission was unlikely to be able to respond to the Company's request for no-action relief prior to the filing deadline for the Company's 10-K. Sterling thereafter began preparing an abbreviated 10-K to be filed with the Commission and individual financial statements to be included in the Company's 10-K, following the guidance contained in prior no-action letters; however, Sterling was not independently audited by outside accountants in fiscal year 1996, the first year of Sterling's existence. The Company and Sterling are still gathering the historical data for fiscal year 1996 necessary for the conduct of an independent audit for that year. The Company and Sterling did not prepare individual financial statements for Sterling prior to the above-mentioned telephone conversation because they believed they would receive the requested relief and because of the burden of preparing such financial statements. Because of the short time period remaining after the above-mentioned telephone conversation before the filing deadline for the 10-K, the Company could not file the 10-K by the prescribed deadline without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Eric K. Graben (corporate counsel)                        (864) 242-8290
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               (Name)                      (Area Code) (Telephone Number)

         (2) Have all other periodic reports under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X]    Yes   [ ]  No
         (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ ]     Yes   [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                              Emergent Group, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 3/31/98                By /s/ Kevin J. Mast
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                             Kevin J. Mast, Vice President & Treasurer